United States
SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.   20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-101188
(inclusive of 333-101188-01 through 333-101188-20)

WH INTERMEDIATE HOLDINGS LTD.
HERBALIFE INTERNATIONAL, INC.
HERBALIFE INTERNATIONAL DO BRASIL LTDA.
HERBALIFE (UK) LIMITED
HERBALIFE EUROPE LIMITED
HERBALIFE INTERNATIONAL FINLAND OY
HERBALIFE INTERNATIONAL OF ISRAEL (1990) LTD.
HERBALIFE OF JAPAN K.K.
HERBALIFE INTERNACIONAL DE MEXICO, S.A. DE C.V.
HERBALIFE PRODUCTS DE MEXICO, S.A. DE C.V.
HERBALIFE SWEDEN AKTIEBOLAG
HERBALIFE CHINA, LLC
HERBALIFE INTERNATIONAL OF AMERICA, INC.
HERBALIFE INTERNATIONAL COMMUNICATIONS, INC.
HERBALIFE INTERNATIONAL DISTRIBUTION, INC.
HERBALIFE INTERNATIONAL OF EUROPE, INC.
HERBALIFE TAIWAN, INC.
HERBALIFE INTERNATIONAL (THAILAND) LTD.
WH LUXEMBOURG CM S.à.R.L.
WH LUXEMBOURG INTERMEDIATE HOLDINGS S.à.R.L.
WH LUXEMBOURG HOLDINGS S.à.R.L.
(Exact name of registrant as specified in its charter)

P.O.	Box 309GT Ugland House, South Church Street Grand Cayman, Cayman Islands (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

11 ¾% Series B Senior Subordinated Notes (Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 33

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Pursuant to the requirements of the Securities Exchange Act of 1934 WH INTERMEDIATE HOLDINGS LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Steven E. Rodgers
Name: Steven E. Rodgers
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: Co-President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL DO BRASIL LTDA. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 30, 2003BY:          /s/ Brian Kane                Name:   Brian Kane Title:     President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE (UK) LIMITED has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2003	BY: /s/ Richard Hobby
Name: Richard Hobby
Title: Managing Director

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE EUROPE LIMITED has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: Managing Director

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL FINLAND OY has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Fabrizio Suaria
Name: Fabrizio Suaria
Title: Director

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL OF ISRAEL (1990) LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE OF JAPAN K.K. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ John Purdy
Name: John Purdy
Title: Representative Director

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNACIONAL DE MEXICO, S.A. DE C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE PRODUCTS DE MEXICO, S.A. DE C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE SWEDEN AKTIEBOLAG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Fabrizio Suaria
Name: Fabrizio Suaria
Title: Director

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE CHINA, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: Chairman

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL OF AMERICA, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: Co-President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL COMMUNICATIONS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL DISTRIBUTION, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL OF EUROPE, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE TAIWAN, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 HERBALIFE INTERNATIONAL (THAILAND) LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Brian Kane
Name: Brian Kane
Title: President

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Pursuant to the requirements of the Securities Exchange Act of 1934 WH LUXEMBOURG CM S.à.R.L. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Fabrizio Suaria
Name: Fabrizio Suaria
Title: Manager

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Pursuant to the requirements of the Securities Exchange Act of 1934 WH LUXEMBOURG INTERMEDIATE HOLDINGS S.à.R.L. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Fabrizio Suaria
Name: Fabrizio Suaria
Title: Manager

22

Pursuant to the requirements of the Securities Exchange Act of 1934 WH LUXEMBOURG HOLDINGS S.à.R.L. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2003	BY: /s/ Fabrizio Suaria
Name: Fabrizio Suaria
Title: Manager

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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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